TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

August 7, 2012

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward Looking Statements

Certain statements or information contained herein may constitute forward-looking statements, or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs and resolutions, management’s expectation for results of operations for 2012, including expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and the use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan” “continue”, “estimate”, “expect”, “may”, “will” “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

Additional Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Cash flow from operating activities	24,603	54,354	26,374	57,844
Changes in non-cash working capital	10,571	(23,757)	44,888	(2,317)
Funds flow from operations	35,174	30,597	71,262	55,527

*

Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

          Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

           Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

BUSINESS ACQUISITIONS

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, though wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein Production Sharing concession (“PSC”) in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The South Alamein concession covers an area of 355,832 acres, and an extensive 3-D seismic covers the entire area. There is currently one oil discovery well in South Alamein. The South Mariut concession covers an area of approximately 828,000 acres and includes the approval of a 14,500 foot exploration well which is planned for late 2012. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

On July 26, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”), a company registered in Spain. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through its two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.7 million, which represents an initial $3.0 million base purchase price plus $1.7 million in inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012		2011				2010
($000s, except per share, price and	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
volume amounts)

Average sales volumes (Bopd)	16,978	16,720	12,054	13,406	11,826	11,218	10,789	10,138
Average price ($/Bbl)	95.84	104.78	99.12	104.00	105.57	97.06	79.83	71.27
Oil sales	148,078	159,426	109,919	128,265	113,615	97,995	79,240	66,470
Oil sales, net of royalties	73,633	77,212	60,609	71,769	62,513	52,863	45,198	38,980
Cash flow from operating activities	24,603	1,771	2,330	3,456	54,354	3,490	17,010	15,024
Funds flow from operations*	35,174	36,088	26,469	37,980	30,597	24,930	19,355	19,849
Funds flow from operations per share
- Basic	0.48	0.49	0.36	0.52	0.42	0.35	0.29	0.30
- Diluted	0.43	0.48	0.35	0.51	0.40	0.34	0.28	0.29
Net earnings	30,149	10,975	30,519	26,110	21,874	2,889	8,932	9,321
Net earnings – diluted	20,821	10,975	30,519	26,110	21,874	2,889	8,932	9,321
Net earnings per share
- Basic	0.41	0.15	0.42	0.36	0.30	0.04	0.13	0.14
- Diluted	0.25	0.15	0.41	0.35	0.29	0.04	0.13	0.13

Total assets	620,937	648,012	525,806	465,262	420,956	404,184	345,625	278,426
Cash and cash equivalents	72,230	127,313	43,884	105,007	122,659	86,353	57,782	15,412
Convertible debentures	95,043	105,835	-	-	-	-	-	-
Total long-term debt, including current portion	37,855	57,910	57,609	57,303	56,998	56,731	86,420	46,045
Debt-to-funds flow ratio**	1.0	1.2	0.5	0.5	0.6	0.7	1.1	0.7

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

During the second quarter of 2012, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.0 at June 30, 2012;
  Reported net earnings of $30.1 million;
  Achieved funds flow from operations of $35.2 million; and
  Spent $37.5 million on capital programs and acquisitions, which were funded entirely with cash on hand provided by funds flow from operations and prior period financings.

The accounting for the convertible debentures continued to have a significant impact on important components of the Company’s financial statements:

  Reported an increase in net earnings of $19.2 million from the first quarter of 2012. This increase was principally a result of the unrealized gain on convertible debentures of $8.8 million recognized in the second quarter of 2012, combined with an unrealized loss $7.8 million recognized on the convertible debentures in the first quarter of 2012;
  Reported an increase in net earnings of $8.3 million or 38% in the second quarter of 2012 compared to the second quarter of 2011, which was also principally due to an unrealized gain on convertible debentures of $8.8 million in the second quarter of 2012; and
  Reported diluted earnings per share of $0.25 which varies significantly from basic earnings per share of $0.41. The prescribed calculation as required under IFRS resulted in a significant reduction in diluted earnings per share due to the effect of the convertible debentures. Diluted earnings per share prior to the dilutive effect of the convertible debentures was $0.40/share.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

2012 VARIANCES
	$000s	$ Per Share Diluted	% Variance
Q2-2011 net earnings	21,874	0.29
Cash items
Volume variance	44,711	0.54	204
Price variance	(10,248)	(0.12)	(47)
Royalties	(23,343)	(0.28)	(106)
Expenses:
Operating	(2,341)	(0.03)	(11)
Cash general and administrative	(1,918)	(0.02)	(9)
Exploration	(102)	-	-
Current income taxes	(2,108)	(0.03)	(10)
Realized foreign exchange gain	(67)	-	-
Issue costs for convertible debentures	(241)	-	(1)
Interest on long-term debt	(953)	(0.01)	(4)
Other income	(7)	-	-
Total cash items variance	3,383	0.05	16
Non-cash items
Unrealized derivative gain	34	-	-
Unrealized foreign exchange gain	1,828	0.02	8
Depletion, depreciation and amortization	(3,559)	(0.04)	(16)
Unrealized gain on financial instruments	8,838	0.11	40
Impairment loss	415	0.01	2
Stock-based compensation	(149)	-	(1)
Deferred income taxes	(2,056)	(0.03)	(9)
Deferred lease inducement	4	-	-
Amortization of deferred financing costs	(463)	(0.01)	(2)
Total non-cash items variance	4,892	0.06	22
Q2–2012 net earnings	30,149	0.40	38

Other items affecting diluted earnings per share
Convertible debentures		(0.15)	(52)
Q2-2012 net earnings per share - diluted		0.25	(14)

Net earnings increased to $30.1 million in Q2-2012 compared to $21.9 million in Q2-2011, which was mainly due to an unrealized gain on financial instruments (convertible debentures) in Q2-2012. Also impacting earnings were increased volumes which were partially offset by price reductions and increases in royalties, income taxes, operating costs, and depletion and depreciation expense. Increased expenses were a result of the increased volumes.

The non-cash unrealized gain on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. Based on quoted market prices, an $8.8 million decrease to the convertible debenture liability was recorded as at June 30, 2012, with a corresponding gain recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first and second quarters of 2012, and depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash gain or a change in the future cash outlay required to redeem the convertible debentures.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012		2011
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	108.19	118.49	109.31	113.44	117.36
U.S./Canadian Dollar average exchange rate	1.006	1.001	1.023	0.980	0.968

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

The price of Dated Brent oil averaged 8% lower in Q2-2012 compared with Q2-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have been uninterrupted for the most part, the Company has experienced an increased delay in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the accounts receivable balance in full. Yemen is still unsettled and the Company’s production from Block S-1 of 2,250 Bopd, which was shut-in on October 8, 2011, remained shut-in through Q2-2012. As of July 27 2012, Block S-1 was back on production.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
Egypt - Oil sales	16,586	11,356	16,505	10,054
Yemen - Oil sales	392	470	345	1,469
Total Company – daily sales volumes	16,978	11,826	16,850	11,523

Netback

Consolidated

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	307,504	100.27	211,610	101.46
Royalties	156,659	51.08	96,234	46.14
Current taxes	44,582	14.54	35,491	17.02
Operating expenses	23,402	7.63	16,642	7.98
Netback	82,861	27.02	63,243	30.32

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	148,078	95.84	113,615	105.57
Royalties	74,445	48.18	51,102	47.49
Current taxes	21,271	13.77	19,163	17.81
Operating expenses	11,436	7.40	9,095	8.45
Netback	40,926	26.49	34,255	31.82

Egypt
	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	300,412	100.01	183,646	100.92
Royalties	153,616	51.14	82,621	45.40
Current taxes	43,572	14.51	31,567	17.35
Operating expenses	19,042	6.34	12,865	7.07
Netback	84,182	28.02	56,593	31.10

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	144,222	95.55	108,672	105.16
Royalties	72,883	48.29	49,004	47.42
Current taxes	20,743	13.74	18,462	17.87
Operating expenses	9,094	6.03	7,547	7.30
Netback	41,502	27.49	33,659	32.57

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

The netback per Bbl in Egypt decreased 16% and 10% respectively, in the three and six months ended June 30, 2012 compared with the same periods of 2011, mainly as a result of a 2% and 13% increase in royalties on a per Bbl basis. The average selling price during the three months ended June 30, 2012 was $95.55/Bbl, which represents a gravity/quality adjustment of approximately $12.64/Bbl to the average Dated Brent oil price for the period of $108.19/Bbl.

Royalties and taxes as a percentage of revenue increased to 65% and 66%, respectively, in the three and six months ended June 30, 2012, compared with 62% in the same periods of 2011. This increase is due to the fact that the three and six month periods ended June 30, 2011 included only West Gharib production, whereas 2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing concession. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized according to the relevant PSC.

Operating expenses decreased slightly on a per Bbl basis for the three and six month periods ended June 30, 2012 compared with the same period of 2011. This is due to the inclusion of West Bakr in the 2012 figures. West Bakr has slightly lower operating costs on a per Bbl basis than West Gharib.

Yemen
	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	7,092	112.95	27,964	105.17
Royalties	3,043	48.46	13,613	51.20
Current taxes	1,010	16.09	3,924	14.76
Operating expenses	4,360	69.44	3,777	14.21
Netback	(1,321)	(21.04)	6,650	25.00

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	3,856	108.10	4,943	115.57
Royalties	1,562	43.79	2,098	49.05
Current taxes	528	14.80	701	16.39
Operating expenses	2,342	65.65	1,548	36.19
Netback	(576)	(16.14)	596	13.94

In Yemen, the Company experienced negative netbacks per Bbl of $16.14 and $21.04, respectively, in the three and six months ended June 30, 2012. Operating expenses on a per Bbl basis increased substantially (81% and 389%, respectively) in the three months ended June 30, 2012 compared to the same periods in 2011 as a result of production being shut-in on Block S-1 for the first six months of 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.

Royalties and taxes as a percentage of revenue decreased to 54% and 57%, respectively, from 57% and 63%, respectively, in the three months and six months ended June 30, 2012, compared with 2011.

Subsequent to June 30, 2012, production from Block S-1 recommenced on July 27, 2012 after having been shut-in following an attack on the oil export pipeline on October 8, 2011. The Block S-1 operating expenses incurred during the shut-in period are recoverable through future production.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

As there are no outstanding derivative commodity contracts at June 30, 2012, no assets or liabilities have been recognized on the Condensed Consolidated Interim Balance Sheet for the current period. As at June 30, 2012, no production is hedged in future periods.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	12,881	4.20	8,550	4.08
Stock-based compensation	1,977	0.64	1,342	0.64
Capitalized G&A and overhead recoveries	(1,379)	(0.45)	(658)	(0.31)
G&A (net)	13,479	4.39	9,234	4.41

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,610	4.28	4,383	4.07
Stock-based compensation	837	0.54	629	0.58
Capitalized G&A and overhead recoveries	(656)	(0.43)	(284)	(0.26)
G&A (net)	6,791	4.39	4,728	4.39

G&A expenses (net) increased 44% (no change on a per Bbl basis) and 46% (no change on a per Bbl basis) in the three and six months ended June 30, 2012, compared with the same period in 2011. The increase is principally due to increased staffing, administration and insurance costs associated with West Bakr, along with increased costs associated with recent acquisitions.

The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2012 as compared to those issued during 2011, combined with an increase in the expense recorded on share appreciation rights in the first six months of 2012 as a result of share price fluctuations.

FINANCE COSTS

Finance costs for the three and six months ended June 30, 2012 increased to $2.8 million and $9.0 million, respectively (2011 -$1.2 million and $2.5 million, respectively). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The overall increase in finance costs is due to higher debt levels combined with the costs of issuing the convertible debentures.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2012	2011	2012	2011
Interest expense	$2,244	$892	$3,761	$1,923
Issue costs for convertible debentures	241	-	4,630	-
Amortization of deferred financing costs	330	266	630	578
Finance costs	$2,815	$1,158	$9,021	$2,501

The Company had $40.0 million of long-term debt outstanding at June 30, 2012 (June 30, 2011 - $60.0 million). The long-term debt that was outstanding at June 30, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the six months ended June 30, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% is payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	22,864	7.61	13,965	7.67
Yemen	449	7.15	1,758	6.61
Corporate	198	-	240	-
	23,511	7.67	15,963	7.65

	Three Months Ended June 30
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,563	7.66	7,723	7.47
Yemen	201	5.63	368	8.60
Corporate	(2)	-	112	-
	11,762	7.61	8,203	7.62

In Egypt, DD&A remained consistent on a per Bbl basis for the three and six month periods ended June 30, 2012.

In Yemen, DD&A decreased 74% for the six months ended June 30, 2012, due to the fact that no depletion was recorded on Block S-1 for the entire six month period ended June 30, 2012 as production was shut-in. DD&A for the three months ended June 30, 2012 and June 30, 2011 includes Block 32 only, as Block S-1 was shut-in during both periods. The decrease is due to decreased production in Block 32.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2012	2011
Egypt	18,467	32,976
Yemen	373	5,008
Acquisitions	23,097	-
Corporate	82	1,400
Total	42,019	39,384

In Egypt, total capital expenditures in the first six months of 2012 were $18.5 million (2011 - $33.0 million). The Company drilled 15 wells at West Gharib (twelve at Arta and three at East Arta) during the first six months of the year. During the second quarter of 2012 the Company drilled three wells at West Bakr and one well at East Ghazalat. Production is currently restricted at West Gharib due to volume constraints at the processing facility. As a result, the capital cost per well drilled in West Gharib has decreased as the Company has chosen not to proceed with the completion and equipping of those new wells, which will require fracture stimulations, until the second half of 2012. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells.

On June 7, 2012, the Company completed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $23.3 million, which represents an initial $15.0 million base purchase price plus $8.3 million in working capital and other closing adjustments. The capital expenditure of $23.1 million in the table above represents the total transaction value net of cash acquired in the purchase.

OUTSTANDING SHARE DATA

As at June 30, 2012, the Company had 73,385,538 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.0 times at June 30, 2012. This is within the Company’s target range of no more than 2.0 times.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2012 and 2011:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2012	2011
Cash sourced
Funds flow from operations*	71,262	55,527
Transfer from restricted cash	807	1,164
Issue of convertible debentures	97,851	-
Exercise of options	1,522	1,613
Issuance of common shares, net of share issuance costs	-	71,583
Other	168	772
	171,610	130,659
Cash used
Capital expenditures	18,922	39,384
Deferred financing costs	383	-
Acquisitions	23,097	-
Repayment of long-term debt	20,000	30,000
Finance costs	6,023	1,923
Other	329	52
	68,754	71,359
	102,856	59,300
Changes in non-cash working capital	(74,510)	5,577
Increase in cash and cash equivalents	28,346	64,877
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	72,230	122,659

*	Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $78.4 million ($59.5 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2012, the Company had working capital of $240.2 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is principally a result of the issuance of convertible debentures in the first quarter of 2012. The majority of the Company’s accounts receivable are due from EGPC, and the recent political changes in the country have increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and still expects to recover the entire accounts receivable balance in full. Subsequent to June 30, 2012, the Company collected $12.2 million of the receivables that were outstanding in Egypt at the end of the quarter.

In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average-trading price of the common shares for the 20 consecutive trading days ending fi trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% is payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At June 30, 2012, TransGlobe had $85.5 million available under a Borrowing Base Facility of which $40.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	June 30, 2012	December 31, 2011
Bank debt	40,000	60,000
Deferred financing costs	(2,145)	(2,391)
Long-term debt (net of deferred financing costs)	37,855	57,609

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	50,810	50,810	-	-	-
Long-term debt	Yes-Liability	40,000	-	40,000	-	-
Convertible debentures	Yes-Liability	95,043	-	-	95,043	-
Office and equipment leases	No	12,360	4,284	2,620	2,024	3,432
Minimum work commitments[3]	No	6,150	6,150	-	-	-
Total		204,363	61,244	42,620	97,067	3,432

1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at June 30, 2012 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company’s annual Reserve Report effective December 31, 2011, no additional fees are due in 2012.

Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and has contracted a drilling rig for the three wells. All necessary approvals for the first exploration well have been received. To date all financial commitments have been met. There is a further two-year extension available under the terms of the PSC.

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 4, 2014.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2012.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2012

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 17,000 Bopd and 18,600 Bopd, a 40% to 53% increase over the 2011 average production;
  Exploration and development spending is expected to be $78.4 million (firm plus contingent) excluding acquisitions; and
  Funds flow from operations is estimated at $145 million, an increase of 21%, using midpoint production guidance (17,800 Bopd) and an average oil price assumption of $100.00 per barrel Dated Brent oil price for the remaining two quarters of 2012.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

2012 Production Outlook

Production for 2012 is expected to average between 17,000 and 18,600 Bopd, representing a 40% to 53% increase over the 2011 average production of 12,132 Bopd. The variance in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and the continuation of production from Block S-1 in Yemen.

Production Forecast
	2012 Guidance	2011 Actual	% Change
Barrels of oil per day	17,000 – 18,600	12,132	40 - 53

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $145.0 million ($1.92/share) based on an average Dated Brent oil price of $100/Bbl for the remainder of the year and using the mid-point of the production guidance (17,800 Bopd). Variations in production and commodity prices during the remainder of 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $7.3 million or $0.10/share.

Funds Flow Forecast
($ millions)
	2012 Updated
	Guidance	2011 Actual	% Change
Funds flow from operations	145.0	120.0	21
Dated Brent oil price ($ per Bbl)	100.00	111.27	(10)

Revised 2012 Capital Budget
($ millions)
	Six Months Ended	2012	Amended 2012
	June 30, 2012	Guidance	Annual Budget
Egypt	18.4	72.7	85.0
Yemen	0.4	5.4	4.0
Corporate	0.1	0.3	0.3
Total	18.9	78.4	89.3

The 2012 capital spending, excluding acquisitions is now expected to be approximately $78.4 million, down approximately $11 million from the amended budget. The capital spending is expected to be lower due to delays in the acquisitions and subsequent operations.

The Company plans to participate in 41 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

CHANGES IN ACCOUNTING POLICIES Future changes to accounting policies

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company will adopt them for the year ending December 31, 2012. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity’s balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments on its Consolidated Financial Statements.

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities –Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company will adopt them for the year ending December 31, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 32 (revised) “Financial Instruments: Presentation”

In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

TRANSGLOBE ENERGY CORPORATION SECOND QUARTER 2012 MANAGEMENT’S DISCUSSION & ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.